Filed pursuant to Rule 433

Registration No. 333-259352

Issuer Free Writing Prospectus

Supplementing the Preliminary Prospectus Supplement

dated November 1, 2021

FOSSIL GROUP, INC.
US $140,000,000

7.00% Senior Notes Due 2026
Final Term Sheet

November 3, 2021

This pricing term sheet supplements the Preliminary Prospectus Supplement, dated November 1, 2021 (the "Preliminary Prospectus Supplement"). The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

Change in Offering Size

The size of the offering has been increased from $125,000,000 to $140,000,000 and the size of the option granted to the underwriters has been increased from $5,000,000 to $10,000,000. The proceeds received from the increase in the offering size will be used first to repay the Term Credit Agreement in full and then for general corporate purposes.  Corresponding changes will be deemed made where applicable throughout the Preliminary Prospectus Supplement.

Issuer:	Fossil Group, Inc.
Securities:	7.00% Senior Notes Due 2026 (the "Notes")
Type:	SEC Registered
Trade Date:	November 4, 2021
Settlement Date:	November 8, 2021 (T+2)
Listing:	Expected Nasdaq "FOSLL"
Size:	$140,000,000
Underwriters’ Option to Purchase Additional Notes:	$10.0 million
Maturity Date:	November 30, 2026
Rating:	The Notes have received a "B" rating from Standard & Poor's, an independent, unaffiliated rating agency. Ratings are not a recommendation to purchase, hold or sell notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agency by the Issuer and information obtained by the rating agency from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the Notes. Each rating should be evaluated independently of any other rating.

Annual Coupon:	7.00%, paid quarterly in arrears
Interest Payment Dates:	February 28, May 31, August 31 and November 30, commencing February 28, 2022, and at maturity
Price to the Public:	100%
Day Count:	30/360
Optional Redemption:	We may redeem the Notes for cash in whole or in part at any time at our option. Prior to November 30, 2023, the redemption price will be $25.00 per $25.00 principal amount of Notes, plus a “make-whole” premium calculated at T + 50 bps, plus accrued and unpaid interest. On and after November 30, 2023, we may redeem the Notes for cash (i) on or after November 30, 2023 and prior to November 30, 2024 at a price equal to $25.50 per $25.00 principal amount of Notes, (ii) on or after November 30, 2024 and prior to November 30, 2025 at a price equal to $25.25 per $25.00 principal amount of Notes, and (iii) on or after November 30, 2025 at a price equal to $25.00 per $25.00 principal amount of Notes, plus (in each case noted above) accrued and unpaid interest to, but excluding, the date of redemption.
Minimum Denomination / Multiples:	$25.00/$25.00
CUSIP/ISIN:	34988V 304/ US34988V3042
Book-Running Managers:	B. Riley Securities, Janney Montgomery Scott, Ladenburg Thalmann, William Blair
Lead Manager:	InspereX
Co-Managers:	Aegis Capital Corp., Alexander Capital L.P., Brownstone Investment Group, LLC, Colliers Securities LLC, Huntington Capital Markets, Revere Securities LLC, Wedbush Securities

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a shelf registration statement (including a base prospectus dated September 30, 2021) and Preliminary Prospectus Supplement with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from B. Riley Securities, Inc. by calling (703) 312-9580 or by emailing prospectuses@brileyfin.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.

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